UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

November 26, 2007

Item 3.	News Release

The News Release dated November 26, 2007 was disseminated via Marketwire Canadian and U.S.Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced that it had successfully closed the financing announced on November 5, 2007.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company announced that it had successfully closed the financing announced on November 5, 2007. Entrée entered into an agreement on November 5, 2007 with BMO Nesbitt Burns Inc., for the purchase of 10,000,000 common shares of the Company on a bought deal basis. The offering price was C$3.00, representing proceeds of C$30,000,000.

In order to maintain their ownership of Entrée’s issued and outstanding shares, approximately 14.7% and 15.9% respectively, Ivanhoe Mines Ltd. and Rio Tinto exercised their pre-emptive rights and acquired, concurrently with the closing of the Offering, an aggregate of 4,428,640 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$13,285,920.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President & CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 26th day of November, 2007.

SCHEDULE “A”

ENTRÉE GOLD CLOSES BOUGHT DEAL FINANCING –

ADDS OVER $41 MILLION TO TREASURY

Vancouver, B.C., November 26, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has successfully closed its previously announced bought deal offering (the “Offering”) of 10,000,000 shares of the Company at a price of C$3.00 per share for gross proceeds of C$30 million.

The Offering was placed by BMO Nesbitt Burns Inc. (the “Underwriter”). The Company paid the Underwriter a cash commission equal to 6% of the gross proceeds of the Offering.

In order to maintain their ownership of Entrée’s issued and outstanding shares, approximately 14.7% and 15.9% respectively, Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”) and Rio Tinto, through its wholly owned subsidiary Kennecott Canada Exploration Inc. (NYSE: RTP; LSE: RIO.L) (collectively, “Rio Tinto”), exercised their pre-emptive rights and acquired, concurrently with the closing of the Offering, an aggregate of 4,428,640 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$13,285,920.

Entrée’s President & CEO, Greg Crowe commented, “This financing represents a major step forward in the evolution of Entrée. It puts us in a much stronger financial position allowing us to pursue advanced growth opportunities worldwide. We appreciate the continued support from Rio Tinto and Ivanhoe Mines, which has now been reinforced by the participation of one of the world’s pre-eminent financial institutions, BMO Nesbitt Burns.”

The proceeds will be used to finance any future property acquisitions that the Company’s board of directors deem appropriate, for exploration and development of the Company’s Lookout Hill property in Mongolia and for general corporate purposes. The Company is actively looking to acquire and manage advanced projects which are complementary to its existing portfolio of properties in Mongolia, the United States and China. Please see the Company’s Short Form Prospectus, dated November 20, 2007 and filed on SEDAR at www.sedar.com, for further details.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and acquisition of base and precious metal deposits. Entrée shares a portion of the Oyu Tolgoi copper-gold-molybdenum porphyry deposit in southern Mongolia with its strategic partners Ivanhoe Mines and Rio Tinto. Lookout Hill, Entrée’s flagship project in Mongolia, completely surrounds Oyu Tolgoi and is host to the Hugo North Extension, to the north, and the newly discovered Heruga Deposit, located to the south.

The Company continues to explore its large landholdings in Mongolia as well as evaluating new opportunities throughout the region and elsewhere in Asia. In North America, the Company is exploring for copper-molybdenum porphyries in the southwest United States and seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date November 27, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary